Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

February 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Ms. Jaea Hahn
Mr. David Manion
Mr. Jeff Long

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File No. 333-236069
AIM Investment Funds (Invesco Investment Funds)
File No. 333-236077
AIM International Mutual Funds (Invesco International Mutual Funds)
File No. 333-236073
AIM Investment Securities Funds (Invesco Investment Securities Funds)
File No. 333-236078
AIM Tax-Exempt Funds (Invesco Tax Exempt Funds)
File No. 333-236076
AIM Growth Series (Invesco Growth Series)
File No. 333-236075
Invesco Management Trust
File No. 333-236081
AIM Sector Funds (Invesco Sector Funds)
File No. 333-236070
AIM Sector Funds (Invesco Sector Funds)
File No. 333-236074
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
File No. 333-236071

(each a “Registrant” and collectively, the “Registrants”)

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Dear Ms. Hahn, Mr. Manion and Mr. Long:

On behalf of the Registrants, below are the Registrants’ responses to the comments conveyed telephonically by Ms. Hahn, Mr. Manion and Mr. Long on February 18, 2020, to Registrants’ counsel, Kenneth L. Greenberg, with regard to the Registrants’ registration statements on Form N-14 (the “Registration Statements”) relating to the proposed reorganization of certain Invesco Funds and Invesco Oppenheimer Funds. The Registration Statements were filed with the U.S. Securities and Exchange Commission (“SEC”) on January 24, 2020, under Rule 488 under the Securities Act of 1933 (the “Securities Act”). The Registration Statement filed by AIM Counselor Series Trust (Invesco Counselor Series Trust), File No. 333-236069, AIM Investment Funds (Invesco Investment Funds) File No. 333-236077, AIM International Mutual Funds (Invesco International Mutual Funds) File No. 333-236073, AIM Investment Securities Funds (Invesco Investment Securities Funds) File No. 333-236078, AIM Tax-Exempt Funds (Invesco Tax Exempt Funds) File No. 333-236076, AIM Growth Series (Invesco Growth Series) File No. 333-236075, Invesco Management Trust File No. 333-236081 and AIM Sector Funds (Invesco Sector Funds) File No. 333-236070 contained a Joint Information Statement/Prospectus and related Statement of Additional Information (referred to herein as the “Joint Information Statement/Prospectus”) that related to the reorganization of 24 separate Invesco Funds and Invesco Oppenheimer Funds. The Registration Statement filed by AIM Sector Funds (Invesco Sector Funds) File No. 333-236074 contained a Proxy Statement/Prospectus and related Statement of Additional Information (referred to herein as the “ASEF Gold & Precious Metals Fund Proxy Statement/Prospectus”) that related to the reorganization of the Invesco Gold & Precious Metals Fund into Invesco Oppenheimer Gold & Special Minerals Fund. The Registration Statement filed by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) File No. 333-236071 contained a Proxy Statement/Prospectus and related Statement of Additional Information (referred to herein as the “AVIF Proxy Statement/Prospectus”) that related to the reorganization of the Invesco V.I. Mid Cap Growth Fund into Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

Below we have provided your comments (in bold) and the Registrants’ response to each comment. These responses will be incorporated into filings to be made pursuant to Rule 497(b) of the Securities Act. There were certain comments that may have been provided on one but not all of the Registration Statements. In certain cases where appropriate, we applied certain of those comments to all of the Registration Statements if the Registrants believed it would be appropriate to keep the disclosure consistent across the Joint Information Statement/Prospectus, ASEF Gold and Precious Metals Fund Proxy Statement/Prospectus and AVIF Proxy Statement/Prospectus. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

Global Comments

Fee and Expense Information

1.	Comment: Please confirm supplementally that the fee and expense information provided in the Funds’ fee tables and expense examples is current.

Response: The Registrants confirm that the information provided in the Funds’ fee tables and examples is current.

2.	Comment: Please add a footnote to the applicable Funds’ fee tables disclosing the one-year period for contingent deferred sales charges (“CSDCs”) applicable to Class C shares.

Response: The disclosure has been revised as requested where applicable.

3.

Comment: Please supplementally confirm whether there are any expense recoupment arrangements that will survive a Reorganization. If not, please so acknowledge in your response. If there is an ability to recoup expenses, add appropriate disclosure to the Registration Statements.

Response: There are no expense recoupments arrangements that will survive a Reorganization.

Pro Forma Narrative Disclosures

4.

Comment: For Funds that do not include pro forma narratives, please add disclosure to the information statement/prospectus or proxy statement/prospectus indicating which Fund will be the accounting survivor in their respective Reorganizations.

Response: The disclosure has been revised as requested where applicable.

5.

Comment: For Reorganizations that will not involve significant portfolio repositioning, add disclosure to the relevant pro forma narratives stating that the applicable Funds do not expect any significant portfolio repositioning in connection with the Reorganizations. With respect to Reorganizations that are anticipated to result in significant portfolio repositioning, please add a statement to that effect to the pro forma narratives for the applicable Funds. The disclosure should include the amount of capital gains and whether there will be any capital loss carryforwards to offset the capital gains or otherwise describe the amount of potential capital gains anticipated to be distributed to shareholders.

Response: The disclosure has been revised as requested where applicable.

6.

Comment: In the pro forma narratives, if Invesco Advisers, Inc. will be paying a Fund’s reorganization costs, add an explanation regarding why Invesco is paying the reorganization costs (e.g., due to a current expense limitation agreement).

Response: The disclosure has been revised as requested where applicable.

ASEF Gold & Precious Metals Fund Proxy Statement/ Prospectus (Accounting Comments)

7.

Comment: Per Accounting Staff calculations, the Fund’s pro forma management fee rate, based on the disclosed advisory fee schedule, should be 66 basis points. Please revise the Fund’s fee table and expense example information as appropriate, or confirm the accuracy of the current disclosure.

Response: Registrant believes that the current disclosure is accurate. Pro forma average assets under management as of October 31, 2019 was $2.15 billion resulting in a 0.62% pro forma management fee.

8.

Comment: With respect to the discussion of portfolio asset repositioning in the “Summary of Key Information” section, consider adding a cross-reference to the more detailed disclosure on this topic in the “Federal Income Tax Considerations” section of the Registration Statement.

Response: The disclosure has been revised as requested.

AVIF Proxy Statement/ Prospectus (Accounting Comments)

Fee Table and Expense Information

9.

Comment: Per Accounting Staff calculations, the Fund’s pro forma management fee rate, based on the disclosed advisory fee schedule, should be 69 basis points. Please revise the Fund’s fee table and expense example information as appropriate, or confirm the accuracy of the current disclosure.

Response: Registrant believes that the current disclosure is accurate. The advisory fee schedule requires the reduction of a 0.01% fee paid under the Invesco administrative service agreement.

10.

Comment: With respect to the Series II expense example, per Staff accounting calculations, the one-year figure appears to be overstated by $100 for Target Fund, Acquiring Fund and Pro Forma Combined Fund. Please revise as needed or confirm the accuracy of the current disclosure.

Response: The disclosure has been revised as requested.

Joint Information Statement/ Prospectus (Accounting Comments)

Fee Table and Expense Example Information

11.

Comment: With respect to the Invesco American Value Fund, per Accounting Staff calculations, the Fund’s pro forma management fee rate, based on the disclosed advisory fee schedule, should be 68 basis points. Please revise the Fund’s fee table and expense example information as appropriate, or confirm the accuracy of the current disclosure.

Response: The Registrants believe that the current disclosure is accurate. Pro forma average assets under management as of October 31, 2019 was $2.15 billion resulting in a 0.65% management fee.

12.

Comment: With respect to the Invesco Oppenheimer Rochester Municipals Fund, per Accounting Staff calculations, the Fund’s pro forma management fee rate, based on the disclosed advisory fee schedule, should be 46 basis points. Please revise the Fund’s fee table and expense example information as appropriate, or confirm the accuracy of the current disclosure.

Response: The Registrants believe that the current disclosure is accurate. The advisory fee schedule requires the reduction of the 0.01% fee paid under the Invesco administrative service agreement.

13.

Comment: With respect to the Invesco Oppenheimer Intermediate Term Municipal Fund, per Accounting Staff calculations, the Fund’s management fee rate, based on the disclosed advisory fee schedule, should be 50 basis points. Please revise the Fund’s fee table and expense example information as appropriate, or confirm the accuracy of the current disclosure.

Response: The Registrants believe that the current disclosure is accurate. Average assets under management as of September 30, 2019 were $211 million resulting in a 0.59% management fee after reduction of the administrative services agreement.

14.

Comment: With respect to the Invesco Short-Term Bond Fund, Class R5 and Class R6 shares of the Fund have identical expense ratios, per the fee table disclosure, but different expense example figures. Please revise as needed.

Response: The Registrants have revised the expense example.

Miscellaneous

15.

Comment: In the Section titled: “Will there be any tax consequences resulting from the Reorganizations?- Repositioning of the Target Fund’s Portfolio Assets.” There is no reference to the Invesco Oppenheimer Global Infrastructure Fund. Add additional disclosure to address that Fund. Additionally, to the extent a Fund is expected to experience significant portfolio repositioning, ensure such Fund is included in the relevant discussion in this section.

Response: The disclosure has been revised as requested.

16.

Comment: With respect to the capitalization table for the Invesco Oppenheimer Rochester Municipals Fund, the pro forma net asset value per share for Class R6 shares of the Fund should be $16.78 per the Accounting Staff calculations. Please confirm whether this is a rounding issue and/or revise as appropriate.

Response: The Registrants believe that the current disclosure is accurate.

17.

Comment: On page 117 of the Registration Statement under “General Limitation on Capital Losses,” capital loss carryover information appears to be missing for the following Funds: Invesco International Allocation Fund; Invesco Oppenheimer International Diversified Fund; and Invesco Oppenheimer Portfolio Series: Moderate Investor Fund and Invesco Moderate Allocation Fund. Please update the disclosure as appropriate.

Response: Invesco International Allocation Fund and Invesco Oppenheimer International Diversified Fund are included in the chart. Invesco Oppenheimer Portfolio Series: Moderate Investor Fund and Invesco Moderate Allocation Fund have no capital loss carryovers.

Financial Highlights

18.

Comment: For those Funds for which a financial highlight table has not been provided, add disclosure that indicates to shareholders that the financial highlights table can be found in the accompanying prospectus.

Response: The disclosure has been revised as requested where applicable.

Disclosure Comments

ASEF Gold & Precious Metals Fund Proxy Statement/ Prospectus (Disclosure Comments)

1.

Comment: In the question and answer (“Q&A”) portion of the Registration Statement on pp. 1-2, in response to the question “What are the reasons for the proposed Reorganization?”, the second paragraph of the answer states that the Reorganization is in the best interest of the Funds, while the first paragraph discusses anticipated benefits that will accrue to Invesco and Invesco Advisers (together, “Invesco”). Please clarify the disclosure to separately discuss how the Reorganization will benefit Invesco on a macro level and how it will benefit the Funds and their shareholders.

Response: The disclosure has been revised as requested.

2.	Comment: In the Q&A portion, consider adding a comparison of the sizes of the Target Fund and Acquiring Fund.

Response: The disclosure has been revised as requested.

3.

Comment: On page 2 of the Q&A portion, in response to the question “What effect will the Reorganization have on me as a shareholder?”, please clarify in the answer if the Target Fund will bear any costs of the repositioning beyond the realization of capital gains (e.g., brokerage costs).

Response: The disclosure has been revised as requested.

4.

Comment: On page 2 of the Q&A portion, in response to the question “How do the Funds’ investment objectives, principal investment strategies and risks compare?”, please briefly describe in the answer the different instruments in which each Fund can invest. Also add disclosure that the Acquiring Fund uses a wholly-owned subsidiary to make certain investments and briefly discuss the risks of using such a subsidiary.

Response: The disclosure has been revised as requested.

5.

Comment: On page 2 of the Q&A portion, in response to the question “How do the Funds’ investment objectives, principal investment strategies and risks compare?”, please discuss in the answer the differences between the Funds’ diversification classifications and related risks.

Response: The disclosure has been revised as requested.

6.	Comment: Please supplementally confirm that Invesco Advisers may not recoup waived fees or expenses under the expense limitation agreement.

Response: The Registrant confirms that there are no expense recoupment arrangements under the expense limitation agreement.

7.

Comment: On page 10, following the table comparing the Funds’ advisory fee schedules, please delete “, if any” from the disclosure regarding the compensation paid to Invesco Advisers by each Fund for its most recently completed fiscal year. Please clarify if the compensation paid is after waivers and/or reimbursement and if such waivers or reimbursements are subject to recoupment.

Response: The disclosure has been revised as requested.

8.	Comment: On page 10, the disclosure regarding Invesco Canada states that Invesco Canada is a leading Canadian investment management company. Please provide supplementally support for this statement.

Response: The above-referenced disclosure has been deleted.

9.

Comment: On page 11 of the Q&A portion, in response to the question “How do the Funds’ sales charges and distribution arrangements compare?”, the answer states that Investor Class shareholders of the Target Fund receiving Class A shares of the Acquiring Fund will be eligible to purchase additional Class A shares without paying an initial sales charge. Please clarify if these shareholders will need to take further action to exercise this option (e.g., if they must purchase Class A shares directly from the Fund).

Response: No additional action is required to exercise the option. The disclosure has been revised to clarify this point.

10.

Comment: The Q&A portion on page 11 discusses the repositioning of the Target Fund’s assets. Please supplementally explain the need to reposition the Target Fund portfolio in light of other disclosure in the Registration Statement that the Funds’ investment objectives and strategies are similar.

Response: While the Target Fund’s and the Acquiring Fund’s investment objectives and strategies are similar, as disclosed in the Registration Statement, the portfolio management teams of the Funds may have different preferences (consistent with their respective investment selection process and desired position holding sizes) as to the particular individual issuers in which both Funds invest and whether such holdings should be retained or sold, which will result in repositioning. The portfolio repositionings are reflective of preferred investments and positioning for the combined Funds following the Reorganizations.

11.

Comment: The last sentence of the “Repositioning of the Target Fund’s Portfolio Assets” section on page 11 describes the anticipated repositioning costs in basis points. Please also provide an estimate of such costs in dollars.

Response: The disclosure has been revised as requested.

12.	Comment: In the Q&A portion, please add a Q&A regarding the costs of the Reorganization and who will pay the costs of the Reorganization.

Response: The disclosure has been revised as requested.

13.

Comment: Please include in the section “Comparison of Principal Investment Strategies and Principal Investments” on page 14 the differences between the Funds’ diversification classifications and related risks.

Response: The disclosure has been revised as requested.

14.

Comment: In the section “Comparison of Principal Risks of Investing in the Funds” on page 14, please clarify if there are any principal risks of the Target Fund that will not be principal risks of the combined Fund following the Reorganization.

Response: The Registrant has revised the disclosure to reflect that the principal risks of the Target Fund will continue to be principal risks of the combined Acquiring Fund following the Reorganization.

15.

Comment: Please highlight in the “Risks of Commodity Linked Investments” the risk that the Acquiring Fund could fail to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: The disclosure has been highlighted as requested.

16.	Comment: Please expand the narrative comparison of the Funds’ principal risks to highlight any differences between the Funds in their use of derivatives as a principal investment.

Response: The disclosure has been revised as requested.

17.	Comment: Please supplementally confirm that the Target Fund and Acquiring Fund have the same risk/return profile.

Response: The Registrant believes that the Target Fund and Acquiring Fund have similar enough risk/return profiles that it is appropriate to combine the Target Fund with the Acquiring Fund.

18.

Comment: In the section “Comparison of Share Classes and Distribution Arrangements—Sales Charges” on page 18, please clarify how former Target Fund shareholders will know if they are eligible for a reduction or waiver of the initial sales charge or contingent deferred sales charge applicable to Class A shares and/or Class C shares received in connection with the Reorganization.

Response: The Registrant has revised the disclosure to add a cross-reference to the appropriate section in the statutory prospectus that will accompany the ASEF Gold and Precious Metals Fund Proxy Statement/Prospectus.

19.

Comment: In the section “The Proposed Reorganization – Summary of Agreement and Plan of Reorganization” on page 20, please delete the language indicating that the summary is qualified in its entirety by reference to the form of Agreement in the first sentence.

Response: The disclosure has been revised as requested.

20.	Comment: Please supplementally confirm whether the Board considered any factors that weighed against the Reorganization.

Response: The Registrant believes that the Board Considerations discussion appropriately describes the factors that the Board weighed, including benefits and costs. The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the Reorganization to shareholders.

21.

Comment: In the third paragraph under the section “Board Considerations in Approving the Reorganization” on page 21, please clarify whether the Target Fund will bear all or a portion of the Reorganization costs and review this disclosure for consistency with other disclosure in the Registration Statement.

Response: The Registrant has revised the above-referenced disclosure to reflect that the Target Fund will bear all of the Reorganization costs and has made conforming changes throughout the Registration Statement, as applicable.

22.

Comment: Please supplementally confirm that the discussion of the Board considerations relating to the reduction in the Acquiring Fund’s advisory fee is consistent with other disclosure in the Registration Statement, particularly with respect to the effectiveness of the reduction. On page 22, one of the Board considerations is that “the Acquiring Fund’s contractual advisory fees will be reduced at certain asset levels.” The last sentence on page 9 states: “The Board approved lowering the contractual advisory fee of the Acquiring Fund so that its advisory fees will be the same or lower than those of the

Target Fund at all breakpoints effective and contingent upon the closing of the Reorganization.”

Response: The Registrant confirms that the disclosure throughout the Registration Statement regarding the reduction in the Acquiring Fund’s advisory fee accurately reflects that such reduction is intended to take effect upon the closing of the Reorganization.

23.	Comment: Please supplementally explain why it is appropriate for the Target Fund to bear all of the costs of the Reorganization.

Response: Generally, Fund management determined that it would be appropriate for the Target Fund to bear the Reorganization costs because the annual benefit from reduced expenses as a result of the Reorganization exceed the transaction costs of the Reorganization, and because such Reorganization costs could be recouped in savings by the combined Fund in 12 months or less. The Boards of Trustees of the Registrant considered management’s recommendation in this regard in connection with the approval of the Reorganizations. Such cost allocation is reflected in the Agreement and Plan of Reorganization.

AVIF Proxy Statement/ Prospectus (Disclosure Comments)

1.	Comment: Add disclosure comparing the asset size of the Target Fund and the Acquiring Fund to either the shareholder letter or to the “Summary of Key Information” section.

Response: The disclosure has been revised as requested.

2.	Comment: Supplementally confirm that Invesco Advisers, Inc. may not recoup waived fees or expenses under the expense limitation agreement.

Response: The Registrant confirms that the Adviser is not permitted to recoup any of the fees waived or expenses reimbursed pursuant to its contractual obligation to limit certain fund expenses.

3.

Comment: On page 6, under the section “How do the management, investment adviser and other service providers of the Funds compare?”, please update the following sentences to provide information as of December 31, 2019:

During the fiscal year ended December 31, 2018, the Adviser received compensation of 0.75% of the Target Fund’s average daily net assets, after fee waivers and/or expense reimbursements, if any. During the fiscal year ended December 31, 2018, the investment adviser to the Acquiring Fund’s predecessor fund received compensation of 0.71% of the Acquiring Fund’s average daily net assets, after fee waivers and/or expense reimbursements, if any.

Response: The disclosure has been revised as requested.

4.	Comment: Please add a Q&A under the “Summary of Key Information” section regarding the amount of the Reorganization costs and who will pay the transaction costs of the Reorganization.

Response: The disclosure has been revised as requested.

5.

Comment: On page 9, under the “Additional Information About the Funds – Comparison of Principal Investment Strategies and Principal Investments” section, please supplementally clarify (i) how the Acquiring Fund defines “emerging market issuers” (ii) if there will be any re-positioning and if so, who will bear the costs and (iii) if the Target Fund and Acquiring Fund have the same risk/return profile.

Response: (i) The Acquiring Fund considers an emerging market issuer to be issuers located in emerging or developing market countries which are those countries that are (1) generally recognized to be an emerging market country by the international financial community, including the World Bank, or (2) determined by the Adviser to be an emerging market country.

(ii) The Registrant confirms that the re-positioning costs will be de minimis (i.e., less than 1 basis point impact on the Target Fund’s asset base).

(iii) The Registrant believes that the Target Fund and Acquiring Fund have similar enough risk/return profiles that it is appropriate to combine the Target Fund with the Acquiring Fund.

6.

Comment: On page 9, under the “Additional Information About the Funds – Comparison of Principal Risks of Investing in the Funds” section, please clarify whether both the Target Fund and the Acquiring Fund are actively managed in the footnote to the table.

Response: The disclosure has been revised as requested.

7.

Comment: One page 13, under “The Proposed Reorganization – Summary of Agreement and Plan of Reorganization” section, please delete the phrase “qualified in its entirety by reference to the form of Agreement” in the first sentence.

Response: The disclosure has been revised as requested.

8.	Comment: Please supplementally confirm whether the Board considered any factors that weighed against the Reorganization.

Response: The Registrant believes that the Board Considerations discussion appropriately describes the factors that the Board weighed, including benefits and cost. The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the Reorganization to shareholders.

9.	Comment: Please supplementally explain why it is appropriate for the Target Fund to bear all of the costs of the Reorganization.

Response: Generally, Fund management determined that it would be appropriate for the Target Fund to bear the Reorganization costs because the annual benefit from reduced expenses as a result of the Reorganization exceed the transaction costs of the Reorganization, and because such Reorganization costs could be recouped in savings by the combined Fund in 12 months or less. The Boards of Trustees of the Registrant considered management’s recommendation in this regard in connection with the approval of the Reorganizations. Such cost allocation is reflected in the Agreement and Plan of Reorganization.

Joint Information Statement/Prospectus Disclosure Comments

1.

Comment: Please address the following topic raised in the question and answer (“Q&A”) section under “Summary of Key Information — Why are you sending me this Joint Information Statement/Prospectus?” in the shareholder letter.

Response: The disclosure has been revised as requested.

2.	Comment: Please supplementally explain why Invesco chose to combine all 24 Reorganizations into one Joint Information Statement/Prospectus.

Response: The Joint Information Statement/Prospectus format was chosen for its cost efficiencies its facilitation of ease with which to retain consistency in disclosure as it streamlines legal, administrative and accounting work required in preparing and reviewing the filings relating to the Reorganizations and its facilitation of efficient management of the shareholder materials delivery process.

3.	Comment: Please move the following Q&As under “Summary of Key Information” on page 65 to the beginning of that section:

“Why are Shareholders not being asked to vote on the Reorganizations?”

“Why are you sending me this Joint Information Statement/Prospectus?”

“What if I do not wish to participate in a Reorganization?”

Response: The disclosure has been revised as requested.

4.

Comment: In the Q&A portion of the Registration Statement on pages 1-2, in response to the question “What are the reasons for the Reorganizations?”, the second paragraph of the answer states that the Reorganization is in the best interest of the Funds, while the first paragraph discusses anticipated benefits that will accrue to the Funds and Invesco Advisers. Please clarify the disclosure to separately discuss how the Reorganization will benefit Invesco on a macro level and how it will benefit the Funds and their shareholders.

Response: The disclosure has been revised as requested.

5.

Comment: Add disclosure comparing the asset sizes of each Target Fund and each Acquiring Fund under the “Summary of Key Information — What are the reasons for the Reorganizations?” section. Alternatively, consider including a cross-reference to the capitalization tables section.

Response: The disclosure has been revised to clarify that the Reorganizations will result in combined Funds with greater assets, and a cross-reference to the capitalization tables has been added.

6.	Comment: Please supplementally confirm that each Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”) to be exempt from shareholder approval.

Response: The Registrants confirm that each Reorganization meets the conditions of Rule 17a-8 under the 1940 Act to be exempt from shareholder approval.

7.

Comment: Please supplementally explain why Invesco Advisers may reposition a large portion of five of the Target Funds’ assets if the Acquiring Funds and Target Funds have identical or similar investment objectives and similar principal investment strategies as stated under “Summary of Key Information — How do the Funds’ investment objectives, principal investment strategies and risks compare?”

Response: As described in the Registration Statements, the corresponding Target and Acquiring Funds have identical or similar investment objectives, principal investment strategies and fundamental investment policies and accordingly, the Reorganizations are being effected pursuant to Rule 17a-8, as noted above. Although the corresponding Funds’ investment mandates, policies and constraints are substantially similar, each portfolio management team manages the respective Fund as they deem appropriate in seeking to achieve the Fund’s investment objective, consistent with the Fund’s investment strategies and policies, investment selection process and desired position holding sizes, resulting in differences in particular holdings across similar Funds. The portfolio management teams of the Funds may have different preferences as to the particular individual issuers in which both Target Fund and Acquiring Fund invest and whether such holdings should be retained or sold, which will result in repositioning. The portfolio repositionings are reflective of preferred investments and positioning for the combined Funds following the Reorganizations.

8.

Comment: Consider adding an introductory paragraph on page 32 under “Chart A — Target Fund and Pro Forma Acquiring Fund Expense Limitation Amounts” to explain that the fees and expenses of the Acquiring Funds may be more expensive than the Target Funds absent the expense limitation agreements.

Response: An explanatory paragraph has been added to assist shareholders in understanding the information presented in the Chart.

9.	Comment: Please supplementally confirm that the Adviser may not recoup waived fees or expenses under the expense limitation agreement.

Response: The Registrants confirm that there are no expense recoupment arrangements under any expense limitation agreement.

10.	Comment: Please improve the readability of the charts under “Chart A — Target Fund and Pro Forma Acquiring Fund Expense Limitation Amounts.”

Response: Registrants believe that the charts as currently formatted are sufficiently readable. The formatting of the Chart in the typeset documents to be sent to shareholders reflects shading to differentiate rows, and consistent spacing and alignment. Registrants believe that the printed version of the Chart is clearer and more reader-friendly than the EDGARized version. In addition, introductory language that provides context for the information contained in the Chart has been added in response to comment 8 above. Accordingly, Registrants respectfully believe the Chart is appropriately presented and sufficiently readable.

11.

Comment: Under the “Summary of Key Information — Will there be any tax consequences resulting from the Reorganizations?” section on page 64, consider revising the parenthetical to state that while it’s expected that there will be no tax consequences, certain Funds may realize capital gains as a result of the repositioning.

Response: The disclosure has been revised as requested.

12.	Comment: On page 64 under the “Summary of Key Information — Repositioning of the Target Fund’s Portfolio Assets” section, only two of the

Target Funds are mentioned in this paragraph, while it is stated earlier that there are five Target Funds that will have significant repositioning. Please reconcile this disclosure.

Response: Although five Target Funds are expected to experience significant portfolio repositioning as noted, the two Target Funds identified in the above-referenced paragraph are the only Funds which, as reflected in the surrounding disclosure, are likely to realize capital gains in connection with the anticipated repositionings. Additional language, however, has been added to list all the Funds experiencing significant portfolio repositionings.

13.	Comment: Please add a Q&A under the “Summary of Key Information” section regarding the Reorganization costs and who will pay the costs of the Reorganization.

Response: The requested disclosure has been added.

14.

Comment: Under the “Additional Information About the Funds-Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks” section, please highlight the reference to Exhibit F which includes the description of principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Response: The disclosure has been revised as requested.

15.

Comment: Under the “Additional Information About the Funds — Principal Strategies and Principal Investments” section, for each Reorganization, please supplementally clarify whether the risk/return profiles of the Target Fund and Acquiring Fund are the same. If the risk/return profiles are materially different, please disclose in the narrative.

Response: The Registrants believe that each corresponding Target and Acquiring Fund have similar enough risk/return profiles that it is appropriate to combine the Target Fund with the Acquiring Fund. Differences in the risk disclosures are highlighted for shareholders in the table illustrating the principal risks disclosed by a Target Fund but not an Acquiring Fund or an Acquiring Fund but not a Target Fund in the “Additional Information About the Funds” section of the N-14, as well as in Exhibit F and the cross reference highlighted in comment 14 above. Accordingly, the Registrants respectfully decline to revise the disclosure further in response to this comment.

16.

Comment: Under the “Additional Information About the Funds — Principal Strategies and Principal Investments” section, for each Reorganization, please identify the types of derivatives that are principal investments of the Funds and how they are used (e.g., for hedging or speculative purposes).

Response: Where appropriate, clarifying disclosure has been added with respect to a Fund’s use of derivatives as a principal investment strategy that is consistent with disclosure in a Fund’s statutory prospectus.

17.

Comment: Under the “Additional Information About the Funds — Principal Risks” section, for each Reorganization, please consider disclosing that shareholders should also refer to the principal risk disclosure in the Funds’ prospectuses and in Exhibit F- Description of Principal Risks of an Acquiring Fund That Are Not Disclosed By a Target Fund.

Response: The requested disclosure has been added.

18.

Comment: Under the “Additional Information About the Funds — Principal Risks” section, for each Reorganization, consider revising the presentation of the Funds’ principal risks such that it is clear what the risks of the surviving Fund will be following the Reorganization, particularly where risks unique to the Target Fund and Acquiring Fund are presented separately.

Response: In response to this comment, clarifying disclosure has been added noting that the Acquiring Funds’ risks apply following each Reorganization.

19.

Comment: For Reorganizations where both the Target Fund and Acquiring Fund can invest in emerging markets issuers, please supplementally confirm that both Funds define “emerging markets issuers” using the same criteria.

Response: The applicable criteria for defining emerging markets securities is generally provided in a Fund’s SAI, although certain Funds may include the relevant definition in the prospectus. The Funds may use differing definitions; however, Registrants confirm supplementally that the investment strategies of the corresponding Target and Acquiring Funds, including the definitions of emerging market issuers, are substantially similar such that the Reorganizations are appropriate.

20.

Comment: On page 74, regarding the comparison of Invesco New York Tax Free Income Fund and Invesco Oppenheimer Rochester Municipals Fund, please supplementally confirm that the fundamental policies of the Funds are the same with respect to investments in New York tax-free securities. Also confirm supplementally the timing of the renaming and any policy changes.

Response: Registrants confirm that the fundamental policies of the Funds will be the same with respect to investments in New York tax-free securities prior to the Closing of the Reorganization. Registrants confirm that the name changes and relevant policy changes have been approved by the Board will be effective prior to the Closing Date.

21.

Comment: On page 83 regarding the comparison of Invesco Oppenheimer Intermediate Term Municipal Fund and Invesco Intermediate Term Municipal Income Fund, please supplementally confirm that the Funds’ policies with respect to investments in securities subject to the alternative minimum tax and investments in particular geographic regions are not fundamental.

Response: Registrants confirm that the Funds’ policies with respect to investments in securities subject to the alternative minimum tax and investments in particular geographic regions are not fundamental.

22.

Comment: On page 86 regarding the comparison of Invesco Oppenheimer Limited-Term Government Fund and Invesco Quality Income Fund, please disclose the effective duration of each Fund’s portfolio in the narrative discussion of the Funds’ principal strategies and principal investments.

Response: As neither of these Funds disclose its effective duration in its statutory prospectus or statement of additional information, the Registrants desire to keep its disclosure in the Joint Information Statement/Prospectus consistent with the statutory prospectus and statement of additional information. Consequently, Registrants respectfully decline to add the effective duration to the Joint Information Statement/Prospectus. However, Registrants note that shareholders can see each Fund’s effective duration on the Fund’s fact sheets located on the Invesco website.

23.

Comment: On page 87 regarding the comparison of Invesco Oppenheimer Global Infrastructure Fund and Invesco Global Infrastructure Fund, please supplementally confirm that the definitions of infrastructure and infrastructure-related companies are not fundamental policies of the Target Fund and Acquiring Fund, respectively.

Response: The Registrants confirm that the definitions of infrastructure and infrastructure-related companies are not fundamental policies of the Invesco Oppenheimer Global Infrastructure Fund and Invesco Global Infrastructure Fund, respectively.

24.

Comment: On page 93 regarding the comparison of Invesco Pennsylvania Tax Free Income Fund and Invesco Oppenheimer Rochester Pennsylvania Municipal Income Fund, please supplementally confirm that there are no differences between the Target Fund’s and Acquiring Fund’s fundamental policies that would require a shareholder vote.

Response: The Registrants confirm that at the time of the Closing of the Reorganization there will be no differences between the Invesco Pennsylvania Tax Free Income Fund’s and Invesco Oppenheimer Rochester Pennsylvania Municipal Income Fund’s fundamental policies that would require a shareholder vote.

25.

Comment: In the section “Repositioning Costs” on page 96, please confirm the accuracy of the disclosure regarding the timing of repositioning costs of the Reorganizations. Please also confirm the accuracy of the statement regarding capital gains realized by the Acquiring Funds (and subsequently distributed to shareholders) resulting from the sale of Target Fund securities.

Response: As disclosed in the Registration Statement, certain Target Funds will begin repositioning assets in advance of a Reorganization. However, for certain other Target Funds, portfolio repositioning will occur post-closing. The Registrants confirm the accuracy of the disclosure regarding the timing of repositioning costs of the Reorganizations and the accuracy of the statement regarding capital gains realized by the Acquiring Funds (and subsequently distributed to shareholders) resulting from the sale of Target Fund securities.

26.	Comment: Please clarify if a Target Fund will bear any costs of repositioning beyond the realization of capital gains (e.g., brokerage costs).

Response: Disclosure has been added to indicate when applicable if a Target Fund will bear brokerage costs in connection with the repositioning.

27.

Comment: Under the section “Additional Information About the Funds — Comparison of Share Classes and Distribution Arrangements” beginning on page 97, some of the Acquiring Funds’ share classes are designated as “new.” Please supplementally confirm that each new Acquiring Fund share class has an effective registration statement or will be effective by the time of closing.

Response: The Registrants confirm that each Acquiring Fund share class that is indicated as new in the Joint Information Statement/Prospectus has an effective registration statement.

28.

Comment: Under the section “Additional Information About the Funds — Comparison of Share Classes and Distribution Arrangements” beginning on page 97, please revise the introductory paragraph to include the information in the last paragraph of the “Sales Charge” section on pages 102-103.

Response: The disclosure has been revised as requested.

29.

Comment: On page 108 under “The Proposed Reorganization — Summary of Agreement and Plan of Reorganization” section, please delete the language indicating that the summary is qualified in its entirety by reference to the form of Agreement in the first sentence.

Response: The disclosure has been revised as requested.

30.

Comment: Consider adding a Q&A based on the disclosure in the second to last paragraph on page 109 that the consummation of a Reorganization is not contingent upon the consummation of any other Reorganization.

Response: The disclosure has been revised as requested.

31.	Comment: Please supplementally confirm whether the Board considered any factors that weighed against the Reorganization.

Response: The Registrants believe that the Board Considerations discussion fairly appropriately describes the factors that the Board weighed, including benefits and costs. The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the Reorganization to shareholders.

32.	Comment: Please supplementally explain why it is appropriate for a Target Fund to bear all of the costs of a Reorganization.

Response: Generally, Fund management determined that it would be appropriate for the Target Funds to bear the Reorganization costs because the annual benefit from reduced expenses as a result of a Reorganization exceed the transaction costs of the Reorganization, and because such Reorganization costs could be recouped in savings by the combined Fund in 12 months or less. The Boards of Trustees of the Registrants considered management’s recommendation in this regard in connection with the approval of the Reorganizations. Such cost allocation is reflected in the Agreement and Plan of Reorganization.

33.	Comment: Where the Adviser is paying the costs of a Reorganization, please confirm supplementally that the Adviser cannot recoup these costs.

Response: Registrants confirm that where the Adviser is paying the costs of a Reorganization the Adviser cannot recoup these costs.

34.	Comment: Please supplementally explain why the Adviser is bearing the costs of only some of the Reorganizations.

Response: The Adviser will, in effect, bear the costs of certain Reorganizations as a result of the fee waiver arrangements in place for certain Funds and will also bear the Reorganization costs where such costs are not anticipated to be recouped in savings by the combined Fund in 12 months or less, as outlined in the Agreement and Plan of Reorganization.

The Registrants believe that they have fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (215) 564-8149 or in my absence, Taylor Edwards, Esq. at (212) 652-4208.

Sincerely,

/s/ Kenneth. L. Greenberg

Kenneth L. Greenberg, Esq